Form 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of March 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: March 29, 2005

List of materials

Documents attached hereto:


i) Press release announcing Tracking Stock Changes Regarding Representative Director


                                                                  March 25, 2005
                                                                     No. 05-016E

                                                  Company name: Sony Corporation
                         Representative's title and name: Chairman Nobuyuki Idei
                           (stock code: 6758 Tokyo Stock Exchange First Section)
                                                     (tracking stock subsidiary)
                            Company name: Sony Communication Network Corporation
                       Representative's title and name: Representative Director,
                        Corporate Executive Officer and President Senji Yamamoto
                         (stock code: 6758-5 Tokyo Stock Exchange First Section)
                          For inquiries: Managing Director and COO Yukinao Kondo

                            TRACKING STOCK (6758-5)
                     SONY COMMUNICATION NETWORK CORPORATION
                          ANNOUNCES CHANGES REGARDING
                            REPRESENTATIVE DIRECTOR

  Sony Communication Network Corporation (hereinafter, "SCN"), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today the following decisions regarding SCN's Representative Director.
  It is expected that these changes will be formally adopted at an SCN Extraordinary General Shareholders Meeting and an SCN Extraordinary Board of Directors Meeting, which are expected to be held on April 1, 2005.

1.  Description of changes
    ----------------------
    New Title                 Name                Prior Title
    Director, Corporate       Senji Yamamoto      Representative Director,
    Executive Officer and                         Corporate Executive Officer
    Chairman                                      and President

    New Title                 Name                Prior Title
    Representative Director,  Kenichiro Yoshida   Corporate Executive Officer
    Corporate Executive                           (Corporate Planning Div.)
    Officer and President


2.  Reasons for change
    ------------------
    SCN, while commemorating the 10th anniversary of its establishment, strengthens its management system to develop corporate value through business development. Senji Yamamoto accomplishes his new duties as Chairman.

3.  Date of new appointments
    ------------------------
    April 1, 2005 (Friday)

4.  Biography of the newly appointed Representative Director
    --------------------------------------------------------
    New Title       Representative Director, Corporate Executive Officer and
                    President
    Name            Kenichiro Yoshida
    Birthplace      Kumamoto Prefecture
    University      University of Tokyo, Economics Department
    Date of birth   October 20, 1959
    Biography       April 1983      Enters Sony Corporation
                    July 2000       Enters SCN
                    Sept. 2000-     Director of So-net M3 Inc.
                    May 2001-       Corporate Executive Officer of SCN
                    June 2003-      Director of DeNA Co., Ltd.







Cautionary statement:
Statements made in this release with respect to Sony Corporation and Sony Communication Network's ("SCN") current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

For inquiries, please contact:
Sony Corp., IR Office
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141-0001   Tel:  (03) 5448-2180
www.sony.co.jp/IR/

Sony Communication Network Corporation, IR Section
7-35, Kita-Shinagawa 4-chome Shinagawa-ku, Tokyo 140-0001   Tel:  (03) 3446-7210
www.so-net.ne.jp/corporation/IR/